Exhibit 99.15
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (the “Corporation”) held on May 10, 2007 in Toronto, Ontario:
Item 1: Number of Directors
The resolution authorizing the directors of the Corporation to determine the number of directors of the Corporation within the minimum and maximum number set forth in its articles and the number of directors of the Corporation to be elected at the annual meeting of shareholders of the Corporation was passed by more than two-thirds of the votes on a show of hands.
Item 2: Election of Directors
The seven nominees set forth in the Corporation’s management information circular dated March 30, 2007 were elected as directors of the Corporation by a majority vote on a show of hands.
Item 3: Appointment of Auditors
PricewaterhouseCoopers LLP was appointed as the auditors of the Corporation by a majority vote on a show of hands.
Item 4: Amendment of Articles — Change of Name
The resolution authorizing the Corporation to apply for a certificate of amendment under the Business Corporations Act (Ontario) to amend its articles to change its name to “Thompson Creek Metals Company Inc.” was passed by more than two-thirds of the votes on a show of hands.
Item 5: Amendments to the Stock Option Plan
The resolution approving the amendments to the Corporation’s stock option plan, as more particularly described in the management information circular of the Corporation dated March 30, 2007, was passed by a majority of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	30,406,467	71%
Votes Against	12,498,630	29%

Total Votes Cast	42,905,097	100%